Exhibit 99.1
News Release	TSX, NYSE-AMEX Symbol: NG

NovaGold Reports Significant New Drill Results at Galore Creek

Bountiful In-fill Drill Results Yield Average Grades Higher than Those in
Pre-Feasibility Study
Multiple Significant Intersections in Resource Infill Program, Including
185 meters of 1.29% Copper and 0.51 g/t Gold

March 5, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold” or the “Company”) (TSX, NYSE-AMEX: NG) is pleased to announce results from a 10,000 meter resource infill drilling program on the 50%-owned Galore Creek property located in the Territory of the Tahltan Nation in North Western British Columbia, Canada. The Galore Creek property is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited (“Teck”) (NovaGold and Teck together “the Partners”) and managed by Galore Creek Mining Corporation (“GCMC”). NovaGold announced the results of the Pre-Feasibility study on the Galore Creek project (the “Pre-Feasibility Study”) by news release dated July 27, 20111. The 2011 campaign confirmed previous drill results produced by GCMC as well as the potential for substantial extension of chalcopyrite and bornite mineralization beyond the current limits of the 528Mt Reserve Pits provided for in the Pre-Feasibility Study.

During the second half of 2011, GCMC completed a series of exploration holes, designated as GC11-0819 to 0836, to test for upgrading and possible extensions of mineralization within the South Gold Lens and Bountiful areas of the Central Pit. The objectives of the program were twofold:

1) To complete the drilling required to potentially support an upgrading of the Inferred resources to a Measured and Indicated classification within a +700Mt “Enhanced Plan” Pit that was identified during Pre-Feasibility; and

2) To complete the drilling required to prepare a new resource estimate to support future Feasibility-level mine planning and design.

Highlights of that campaign are as follows:

  GC11-0824 intersected 185 meters grading 1.29% copper, 0.51 g/t gold and 9.5 g/t silver. Drill hole terminated in mineralization.

  GC11-0835 intersected 108 meters grading 1.25% copper, 0.81g/t gold and 10 g/t silver. Drill hole terminated in mineralization.

  GC11-0833 intersected 162 meters grading 1.09% copper, 0.54 g/t gold and 8.1 g/t silver. Drill hole terminated in mineralization.

  GC11-0829 intersected 137 meters grading 0.95% copper, 0.46 g/t gold and 6.5 g/t silver. Drill hole terminated in mineralization.

  GC11-0831 intersected 176 meters grading 0.90% copper, 0.42 g/t gold and 7.7 g/t silver. Drill hole terminated in mineralization.

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1 NovaGold filed a technical report entitled “Galore Creek Project British Columbia NI43-101 Technical Report on Pre-Feasibility Study” dated July 27, 2011 and filed on SEDAR on September 12, 2011 (“PFS”). It is available for download on NovaGold’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

NovaGold Resources Inc.

“These drill results are very significant. For the most part, they yielded impressive widths, and copper and gold grades that are substantially higher than the grades of the measured, indicated and inferred resources as set forth in the recent Pre-Feasibility Study,” said Greg Lang, NovaGold’s President and Chief Executive Officer. “With these positive results, we are now well positioned to adopt the earlier-announced Enhanced Plan for the development of this important project which, if developed as envisioned in the Pre-Feasibility Study, would be the largest copper mine in Canada, a tier one jurisdiction. Furthermore, these results should only accentuate Galore Creek’s attractiveness to the potential purchasers of this valuable asset.”

In November 2011, the Company announced that it had retained RBC Capital Markets and J.P. Morgan Securities LLC as financial advisors for the sale of all or part of its interest in the Galore Creek project. The proceeds from any sale are expected to be applied towards the development of NovaGold’s 50%-owned Donlin Gold project in Alaska.

The Pre-Feasibility Study outlined a large-scale open-pit mine with a conventional 95,000-tonne-per-day milling and concentrating facility. It was based on proven and probable mineral reserves totaling 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver2. Measured and indicated mineral resources exclusive of reserves totaled 287 million tonnes grading 0.33% copper, 0.27 grams per tonnes gold and 3.64 grams per tonne silver and inferred mineral resources totaled 347 million tonnes grading 0.42% copper, 0.24 grams per tonne gold, and 4.28 grams per tonne silver3. Exploration on the property remains very prospective both within current deposit areas and on multiple identified targets in the Galore Valley.

The Enhanced Plan described in the Company’s news release dated July 27, 2011 envisions adding mineral resources that are within an optimized measured, indicated and inferred pit shell to the overall mineable endowment which should substantially enhance project economics. The Enhanced Plan also considers the addition of a second Semi-Autogenous Grinding (SAG) mill in the fifth or sixth year of operations to maintain throughput at or above the nominal 95,000 tonne-per-day throughput rate as harder rock types are expected to be encountered as the pit deepens.

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2 Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively.
3 Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. See: Cautionary Note Regarding Reserve and Resource Estimates.

NovaGold Resources Inc.

Figure 1: Galore Creek Drill Hole Location Image – Enhanced Plan Pit

A total of 18 exploration drill holes were completed and the Company has received assays from all 18 holes. One drill hole was abandoned, a second hole encountered gold mineralization but no copper, and a third hole was terminated prematurely before reaching the “Enhanced Plan” Pit limit. Fifteen drill holes encountered significant intercepts as shown in the table below. Twelve of the 15 drill holes terminated in mineralization; adjacent drilling suggests mineralization remains open at depth.

Table 1: Galore Creek Significant Drill Intervals

Hole ID	From (m)	To (m)	AI1 (m)	Cu %	Au g/t	Ag g/t
GC11-0819	238.50	299.68	61.18	0.66	0.29	4.5
GC11-0819	313.54	374.72	61.18	0.36	0.15	3.0
GC11-0819	408.23	471.30	63.07	0.77	0.18	7.5
GC11-0819	576.80	642.52	65.72	0.44	0.14	3.2	Terminated in mineralization
GC11-0821	438.00	472.60	34.60	1.47	0.24	12.5
GC11-0821	498.00	597.50	99.50	1.04	0.14	8.2
GC11-0821	606.00	634.00	28.00	0.57	0.17	5.9	Terminated in mineralization
GC11-0823	368.67	651.05	282.38	0.78	0.30	6.2	Terminated in mineralization
GC11-0824	334.06	519.00	184.94	1.29	0.51	9.5
GC11-0824	596.18	641.93	45.75	0.68	0.41	5.3	Terminated in mineralization
GC11-0825	11.00	57.20	46.20	0.86	0.23	14.3
GC11-0825	273.80	398.00	124.20	0.96	0.35	7.2
GC11-0825	428.00	461.00	33.00	0.47	0.06	3.8
GC11-0827	346.45	474.50	128.05	0.55	0.09	5.4
GC11-0828	377.50	651.36	273.86	0.69	0.30	6.1	Terminated in mineralization
GC11-0829	336.00	369.00	33.00	1.02	0.38	5.5
GC11-0829	486.00	623.01	137.01	0.95	0.46	6.5	Terminated in mineralization
GC11-0830	704.00	798.00	94.00	0.68	0.32	5.0	Terminated in mineralization
GC11-0831	330.00	399.00	69.00	0.60	0.17	5.3
GC11-0831	422.78	599.24	176.46	0.90	0.42	7.7	Terminated in mineralization
GC11-0832	25.88	143.05	117.17	0.75	0.18	11.4
GC11-0832	186.01	209.40	23.39	0.70	0.10	8.5
GC11-0832	247.24	330.23	82.99	0.82	0.16	7.0
GC11-0832	347.47	403.20	55.73	0.62	0.10	5.7	Terminated in mineralization
GC11-0833	418.63	580.34	161.71	1.09	0.54	8.1	Terminated in mineralization
GC11-0834	453.68	534.92	81.24	1.34	0.23	9.3	Terminated in mineralization
GC11-0835	370.60	425.85	55.25	0.65	0.18	4.4
GC11-0835	446.60	555.00	108.4	1.25	0.81	10.0
GC11-0835	566.70	602.00	35.3	0.47	0.27	5.1	Terminated in mineralization
GC11-0836	362.00	414.22	52.22	0.58	0.21	4.9
GC11-0836	448.83	493.00	44.17	0.99	0.28	7.0

NovaGold Resources Inc.

Footnotes to Drill Interval Table:
1.	AI = Continuous Assayed Interval (meters)
2.	Results are core intervals and not true thickness.
3.	Significant interval defined as a minimum 20.0 meter Cu interval with average grade >0.35% Cu.
4.	Cutoff grade of 0.2% Cu.
5.	Internal dilution up to eight continuous meters of <0.2% Cu.
6.	Intervals of <20m and/or <0.35% Cu, not reported.
7.	Some rounding errors may occur.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaGold. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5 -meter minimum length, three-meter maximum length and 2.5 -meter average sample length. Drill core recovery averaged 95%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Minerals in Terrace for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada.

Qualified Person

Erin Workman, P.Geo, Manager, Geology & Geochemistry for the Galore Creek project, and an employee of NovaGold, is a Qualified Person as defined by National Instrument 43-101. Ms. Workman has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Resources Inc.

NovaGold Contact

Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

Ariadna D. Peretz
Analyst, Investor Relations
ariadna.peretz@novagold.net

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to the potential upgrade of resource categories and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources Limited for the continued exploration and development of the Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term 9 “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.